Exhibit 12.1

STATEMENT REGARDING COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

        The ratio of earnings to fixed charges is set forth below. We have calculated the ratio of earnings to fixed charges by adding net income (loss) from continuing operations to fixed charges and dividing that sum by such fixed charges. Fixed charges consist of interest expense and amortization of deferred financing costs. Fixed charges consist of interest expense and amortization of deferred financing costs.

RATIO OF EARNINGS TO FIXED CHARGES	Year Ended December 31,					For the Six Months Ended June 30,
	2001	2002	2003	2004	2005	2006
	Unaudited (in thousands, except ratios)
(Loss) income from continuing operations	$(22,253)	$(4,335)	$27,396	$10,069	$30,151	$18,657
Interest expense	33,204	34,381	23,388	44,008	34,771	23,615
Income before fixed charges	$10,951	$30,046	$50,784	$54,077	$64,922	$42,272
Interest expense	$33,204	$34,381	$23,388	$44,008	$34,771	$23,615
Total fixed charges	$33,204	$34,381	$23,388	$44,008	$34,771	$23,615
Earnings/fixed charge coverage ratio	*	*	2.2x	1.2x	1.9x	1.8x

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Our earnings were insufficient to cover our fixed charges by $22,253 and $4,335 in 2001 and 2002, respectively. In addition, our ratio of earnings to fixed charges has been revised to reflect the impact of the implementation of Statement of Financial Accounting Standards No. 144, Accounting for the Impairment and Disposal of Long-Lived Assets.